UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING
SEC FILE NUMBER
000-24248
CUSIP NUMBER
030145205

(Check One) ☒Form 10-K    ☐Form 20-F    ☐Form 11-K   ☐Form 10-Q    ☐Form N-SAR    ☐Form N-CSR

For Period Ended September 30, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: ___________________________________________________________

Read Instruction (on back page) Before Preparing For. Please Print or Type.
Nothing in this for shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION
AMERICAN TECHNOLOGY CORPORATION

Full Name of Registrant

Former Name if Applicable
13114 Evening Creek Drive South

Address of Principal Executive Office (Street and Number)
San Diego, California 92128

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part II of this form could not be eliminated without unreasonable effort or expense.
☒
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

1

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
(Attach Extra Sheets if Needed)

We were not able to file our Form 10-K for the fiscal year ended September 30, 2005 by the due date of December 14, 2005 without unreasonable effort or expense because we were delayed in performing additional procedures with respect to our year-end financial statements, and Swenson Advisors, LLP, our independent registered public accounting firm, will require additional time to complete its audit of such financial statements.

In addition, our management requires additional time to complete its report on management’s assessment of the company’s internal control over financial reporting required by Section 404 of the Sarbanes-Oxley Act of 2002. Audit adjustments prior to the date of this filing have resulted in management's identification of material weaknesses in the company’s internal control over financial reporting. As a result of these material weaknesses, management will report that the company's internal control over financial reporting was not effective as of September 30, 2005.

The company expects to file its annual report on Form 10-K on or before December 29, 2005.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Michael A. Russell	(858)	679-2114
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

Yes ☒  No ☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☒  No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

We expect to report in the Form 10-K revenues of approximately $10.2 million for the fiscal year ended September 30, 2005 as compared with the previous fiscal year's revenues of $5.8 million. Gross profit for fiscal 2005 is expected to be approximately $4.5 million or 44% of revenues, compared to $2.3 million or 40% of revenues for fiscal 2004. The increase in revenues and gross profit is principally the result of an increase of sales of our LRAD products. We expect selling, general and administrative expenses to be approximately $9.1 million or 89% of revenues for fiscal 2005, compared with $5.3 million or 92% of revenues for fiscal 2004. Loss from operations is expected to be approximately $9.3 million for fiscal 2005 compared to $6.0 million for fiscal 2004. The increase in loss in fiscal 2005 resulted from increases in selling, general and administrative expenses and research and development expenses, partially offset by increased gross profit. Based on the procedures and audit still underway, there may be additional adjustments to the fiscal 2005 results.

2

AMERICAN TECHNOLOGY CORPORATION.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 14, 2005	By:	/s/ Michael A. Russell
MICHAEL A. RUSSELL
CHIEF FINANCIAL OFFICER

INSTRUCTION: The form may be signed by an officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other that an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

3

Exhibit A

[Swenson Advisors, LLP Letterhead]

December 14, 2005

Securities and Exchange Commission
Washington, D.C. 20549

Re: American Technology Corporation (the "Company") and our statement required by Rule 12b-25(c)

Dear Sir/Madam:

Pursuant to Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934, we inform you that we have been furnished a copy of Form 12b-25, to be filed by the Company on or about December 14, 2005, which contains notification of the Company's inability to file its Annual Report on Form 10-K for the period ended September 30, 2005 (the "Form 10-K") by December 14, 2005. We have read the Company's statements contained in Part III therein and we agree with the stated reasons as to why we have been unable to complete our audit and report on the Company's financial statements for the year ended September 30, 2005, to be included in its Form 10-K.

Very truly yours,

/s/ Swenson Advisors, LLP

4